As filed with the Securities and
Exchange Commission on June 2, 2003                Registration No. 333-104779
================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               AMENDMENT NO. 1 TO
                                    FORM S-3
                             REGISTRATION STATEMENT


                        UNDER THE SECURITIES ACT OF 1933

                              PRIVATEBANCORP, INC.
             (Exact Name of Registrant as Specified in Its Charter)

            DELAWARE                                                               36-3681151
  (State or Other Jurisdiction             TEN NORTH DEARBORN STREET             (IRS Employer
of Incorporation or Organization)           CHICAGO, ILLINOIS 60602          Identification Number)
                                                 (312) 683-7100
                             (Address, Including Zip Code, and Telephone Number,
                       Including Area Code, of Registrant's Principal Executive Offices)

                                DENNIS L. KLAESER
                             CHIEF FINANCIAL OFFICER
                            TEN NORTH DEARBORN STREET
                             CHICAGO, ILLINOIS 60602
                                 (312) 683-7100
            (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code, of Agent for Service)

      The Commission is requested to send copies of all communications to:

        JENNIFER R. EVANS, ESQ.                           EDWIN S. DEL HIERRO, ESQ.
VEDDER, PRICE, KAUFMAN & KAMMHOLZ              BARACK FERRAZZANO KIRSCHBAUM PERLMAN & NAGELBERG LLC
 222 NORTH LASALLE STREET, SUITE 2600                 333 WEST WACKER DRIVE, SUITE 2700
     CHICAGO, ILLINOIS 60601-1003                           CHICAGO, ILLINOIS 60606
            (312) 609-7500                                      (312) 984-3100

         Approximate date of commencement of proposed sale to the public: As soon as practicable after the effectiveness of this Registration Statement.

         If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]



                                 _______________

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

         The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.



                 Subject to completion, dated June 2, 2003


PROSPECTUS


                                1,500,000 SHARES

                           [PRIVATEBANCORP, INC. LOGO]

                                  COMMON STOCK


         We are selling 1,500,000 shares of our common stock. Our common stock is listed on the Nasdaq National Market under the symbol "PVTB." On May 29, 2003, the last sale price of our common stock as reported by the Nasdaq National Market was $26.93 per share.

         INVESTING IN OUR COMMON STOCK INVOLVES SIGNIFICANT RISKS. YOU SHOULD READ THE "RISK FACTORS" SECTION BEGINNING ON PAGE 10 BEFORE INVESTING.

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION OR REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         THESE SECURITIES ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF ANY BANK AND ARE NOT INSURED BY THE BANK INSURANCE FUND OR THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.

                                                                               PER SHARE             TOTAL
                                                                               ---------             -----
Public offering price.....................................................     $                   $
Underwriting discount.....................................................     $                   $
Proceeds, before expenses, to PrivateBancorp, Inc.........................     $                   $

         This is a firm commitment underwriting. We have granted to the underwriters a 30-day option to purchase up to 225,000 additional shares to cover over-allotments, if any.

         The underwriters expect to deliver the shares on or about       , 2003.



  LEGG MASON WOOD WALKER
       INCORPORATED

                     RAYMOND JAMES

                                STIFEL, NICOLAUS & COMPANY
                                       INCORPORATED

                                                        FAHNESTOCK & CO. INC.

                     The date of this prospectus is          , 2003.

                              PRIVATEBANCORP, INC.



         [Map of greater Chicago and St. Louis metropolitan areas depicting locations of PrivateBancorp's banking facilities as well as Lodestar Investment Counsel, LLC.]

                                TABLE OF CONTENTS

                                                                       PAGE
                                                                       ----



About This Prospectus....................................................i
Prospectus Summary.......................................................1
Risk Factors............................................................10
Cautionary Statement Regarding Forward-Looking Statements...............17
Use of Proceeds.........................................................18
Market for Common Stock and Dividends...................................19
Capitalization..........................................................20
Management..............................................................22
Principal Stockholders..................................................26
Underwriting............................................................27
Legal Matters...........................................................30
Experts  ...............................................................30
Where You Can Find More Information.....................................30
Documents Incorporated By Reference.....................................31







                              ABOUT THIS PROSPECTUS

         You should rely only on the information contained in this prospectus or incorporated by reference into this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state where the offer or sale is not permitted. The information in this prospectus is complete and accurate as of the date on the front cover, but the information may have changed since that date. Unless otherwise indicated, all information in this prospectus assumes that the underwriters will not exercise their option to purchase additional shares of common stock to cover over-allotments.

         To understand this offering fully, you should read this entire document carefully, including, in particular, the "Risk Factors" section as well as the documents identified in the section entitled "Where You Can Find More Information."

                               PROSPECTUS SUMMARY

         This summary highlights information contained elsewhere in, or incorporated by reference into, this prospectus. Because this is a summary, it may not contain all information that may be important to you. Therefore, you should read the entire prospectus, our financial statements (including the related notes) and the other information that is incorporated by reference into this prospectus before making a decision to invest in our common stock.

OUR COMPANY

         PrivateBancorp, Inc. was formed in 1989 and is headquartered in Chicago. Through our banking subsidiaries, The PrivateBank and Trust Company (which we also refer to as The PrivateBank (Chicago)), and The PrivateBank (which we also refer to as The PrivateBank (St. Louis)), we provide highly personalized financial services primarily to affluent individuals, professionals, entrepreneurs, real estate investors and their business interests. Currently, we operate seven Chicago-area banking offices: downtown Chicago, Wilmette, Oak Brook, St. Charles, Lake Forest, Winnetka and Geneva, Illinois. We also operate one banking office in St. Louis, Missouri. On December 30, 2002, we purchased a controlling interest in Lodestar Investment Counsel, LLC, an investment adviser maintaining one office in downtown Chicago.

         Using the European tradition of "private banking" as our model, we provide our clients with traditional individual and corporate banking services, including a variety of loan and deposit products, and wealth management services. Our goal is to be the primary source of financial products and services for our clients. We strive to develop a valued relationship with our clients, using an experienced team of managing directors, to serve each client's individual and corporate banking needs, and by tailoring our products and services to consistently meet those needs.

         Our principal and executive offices are located at Ten North Dearborn Street, Chicago, Illinois 60602. Our telephone number is (312) 683-7100 and our website address is www.privatebankandtrust.com.

OUR MARKET

         We target affluent individuals with annual incomes in excess of $150,000, professionals, owners of closely-held businesses and commercial real estate investors in the Chicago and St. Louis metropolitan areas, because we believe these individuals have significant unmet demand for personalized financial services. Based on 1990 census data for the Chicago metropolitan area, there were approximately 64,200 households with annual incomes greater than $150,000 in the nine-county statistical area comprised of Cook, DeKalb, DuPage, Grundy, Kane, Kendall, Lake, McHenry and Will counties in Illinois. The 2000 census data reflects an increase in the number of households with annual incomes greater than $150,000 within those same counties to approximately 210,800. Based on 1990 census data for the St. Louis metropolitan area, there were approximately 11,900 households with annual incomes greater than $150,000 in the three-county statistical area comprised of the city of St. Louis, St. Louis County and St. Charles County. The 2000 census data reflects an increase in the number of households with annual incomes greater than $150,000 in those same areas to approximately 35,100. These numbers reflect historical growth rates in the target markets of our Chicago and St. Louis banking offices of approximately 229% and 194%, respectively.

HIGHLIGHTS


         From December 31, 1998 to December 31, 2002, we have achieved significant growth in assets, loans, deposits and earnings per share:

         o Our total assets have grown from $416.3 million to $1.54 billion, a compound annual growth rate of 39.4%.

         o Our total loans have grown from $282.0 million to $965.6 million, a compound annual growth rate of 36.4%.

         o Our total deposits have grown from $365 million at December 31, 1998 to $1.21 billion at December 31, 2002, a compound annual growth rate of 35%. We have increasingly relied on brokered deposits as a source of deposit growth. Brokered deposits increased from $0 at December 31, 1998 to $279.8 million at December 31, 2002.


         o We have maintained our asset quality. Our ratios of non-performing assets to total assets and net charge-offs to average total loans were 0.24% and 0.00%, respectively, as of December 31, 1998, and 0.09% and 0.07%, respectively, as of December 31, 2002.

         o Our diluted earnings per share have grown from $0.57 for the year ended December 31, 1998 to $1.42 for the year ended December 31, 2002, a compound annual growth rate of 29.9%.

         o Our return on average equity was 7.66%, 8.81%, 10.59% and 15.17% for the years ended December 31, 1999, 2000, 2001 and 2002, respectively.

         o We have opened five banking offices since 1999, the year of our initial public offering.

LODESTAR ACQUISITION

         As part of our strategy of increasing fee-based income and expanding our wealth management capabilities, in December 2002, we acquired a controlling interest in Lodestar Investment Counsel, LLC, a Chicago-based investment adviser founded in 1989, with $482.0 million in assets under management at the acquisition date. This acquisition significantly expanded our wealth management services and overall capacity, provided us with a strong group of wealth management professionals who are focused on highly-personalized client service and will increase our fee-based income. Lodestar manages equity, balanced and fixed income accounts for high net worth individuals, corporate and individual retirement plans and charitable organizations with assets available for investment primarily in excess of $1.0 million. The acquisition increased the amount of consolidated total wealth management client assets we oversee to $1.2 billion at December 31, 2002.

THE PRIVATEBANK APPROACH


         We believe that we have developed a unique approach to private banking designed to provide our clients with highly responsive and individualized service. We emphasize personalized client relationships and custom-tailored financial services, complemented by the convenience of technology. The key aspects of our private banking approach are:


         o Personal Relationships. Our approach begins with the development of strong, dedicated relationships with our clients. Each client is matched with a team of individuals headed by a managing director, who becomes our client's main contact with us. Our managing directors, who are senior financial professionals, act as the financial partners of each client, working with them to identify and service each client's banking needs. By dedicating a team of executives to each client, we are able to build ongoing relationships that allow our managing directors to use their increasing knowledge of the client's financial history and goals to quickly adapt our services to the client's individual needs and expand the scope of services provided to each client. To compliment and enhance the level of service that we provide our clients, we have made and will continue to make investments in technology.

         o Affluent Target Client. We offer our services to those members of the affluent segment of the population who are focused on building and preserving wealth. Our clients include affluent individuals, professionals and entrepreneurs with annual incomes over $150,000 and their business interests. We target service industries such as the accounting, legal and medical professions, as well as owners of closely-held businesses, commercial real estate investors and corporate executives. We believe that this segment of the market is most suited to our business and that these individuals are also likely to develop long-term relationships with us. Although we generally target individuals with high annual incomes and net worth, we also recognize the growth potential of certain young professionals and extend our services to those individuals whose incomes or net worth do not initially meet our criteria.

         o Customized Financial Services. In taking a long-term relationship approach with our clients, we are able to differentiate our services from the "one-size-fits-all" mentality of other financial institutions. Our clients use a wide variety of financial services beyond the traditional banking products, and we work with them to identify their particular needs and to develop and tailor our services to meet those needs.

         o Streamlined Decision-Making Process. Unlike many other banks, we do not have a lengthy chain of command. Our clients generally deal directly with their managing directors, which allows us to respond quickly and efficiently to our clients' needs. With respect to credit decisions, we are able to use a streamlined approach because our organization has many qualified, experienced credit officers. Officers with credit approval authority make themselves available on short notice to help consult on or approve credits when time is of the essence. Generally, we use an "on call" approach, rather than structured meetings, to approve credit. As the amount and complexity of the credit increases, we often use a more traditional credit approval process.


         o Network of Comprehensive Financial Services. In order to compete with other financial service providers, we rely on a network of professionals in the financial and investment communities with whom we have developed strategic alliances over the years. By outsourcing investment management through these firms on a shared fee basis, we believe we are able to offer our clients a broader array of high quality services more cost-effectively than if we sought to expand our internal expertise. We also seek to use our relationships with investment management firms as a source of client referrals. In addition to providing clients the opportunity to select from among those firms that we recommend, including our subsidiary, Lodestar, our strategy permits trust clients to maintain investment management relationships that they may have with other third parties. We believe this choice distinguishes our service from the rigid policies set by some of our competitors. We serve our clients directly by assisting them in the selection of a complete package of investment management and financial services best suited to their individual needs. We also have selected strategic partners who provide our clients with a full range of personal and corporate insurance products and on-site brokerage services.


STRATEGY FOR GROWTH

         We seek to increase long-term stockholder value through internal growth, expanded product lines and selective geographic expansion. We expect to continue to selectively evaluate acquisition candidates and new office locations and we intend to pursue opportunities that we perceive to be beneficial to the long-term value of our franchise. We believe continued development, retention and expansion of our experienced management group is key to successful implementation of our growth strategy. Our growth strategy entails five key components:

         o Developing Our Existing Relationships. An important part of our future growth will be the continued development of our existing client relationships. As the needs of our clients change and grow, we seek to grow with them and continue to provide them with our custom-tailored, flexible services. We believe we have a significant opportunity to further develop our existing client relationships in each of our banking offices. In particular, we seek to develop our wealth management business through our existing clients.

         o Increasing the Reach of Our Existing Banking Offices. In addition to increasing the services provided to our existing clients, we seek to expand the market presence of our existing banking offices, particularly in our newer offices. We believe that the growing need for private banking services in these markets is still largely unmet and there is a significant opportunity to increase our client base in these offices, particularly in the wealth management area.

         o Expanding into New Product Lines and Services. We believe that by broadening our product line and adding additional financial services not currently offered by us, we should be able to achieve an increase in our franchise value by diversifying our fee income and by strengthening our client relationships. To reach this goal, we consider select acquisitions, joint ventures and strategic alliances with other financial service companies that emphasize quality service and the value of relationships. Our targets are businesses that complement our services and enable us to broaden our product line to better serve our clients and help us develop new client relationships.

         o Acquisition of Asset Management Firms. We are very focused on acquiring additional asset management and financial planning capabilities as well as other fee income generating lines of business. As part of this ongoing strategy, we acquired a controlling interest in Lodestar in December 2002.

         o Expanding into New Markets. We believe the demand for our private banking services is not unique to Chicago or St. Louis. As we identify quality people in other Midwest metropolitan markets that present opportunities for growth and development similar to those in the Chicago and St. Louis markets, we will consider selective geographic expansion by establishing new banking offices or through possible acquisitions of existing institutions. As a federal savings bank, the PrivateBank (St. Louis) has greater regulatory flexibility in pursuing these geographic expansion opportunities.

LENDING ACTIVITIES

         We work with our clients to provide a full range of commercial, real estate and individual lending products and services. The following table sets forth our loan portfolio by category:




                                            MARCH 31,             PERCENTAGE
                                              2003              OF TOTAL LOANS
                                           ----------           --------------
                                                     (IN THOUSANDS)
Commercial real estate................     $  492,952               48.41%
Commercial............................        158,227               15.54
Construction..........................        138,089               13.56
Residential real estate...............         76,885                7.55
Personal..............................        152,043               14.93
                                           ----------              ------
   Total loans........................     $1,018,196              100.00%
                                           ==========              ======


         The goal of our lending program is to meet the diverse credit needs of our clients while using sound credit underwriting principles. Our business and credit strategy is relationship-driven and we strive to provide a reliable source of credit, a variety of lending alternatives and sound financial advice. We monitor the performance of our loan portfolio through regular contacts with our clients, continual portfolio review, careful monitoring of delinquency reports and reliance on our loan review function. We believe that this approach has resulted in strong asset quality, which is reflected in the table below.




                                                       AT OR FOR THE
                                                        QUARTER ENDED
                                                           MARCH 31,             AT OR FOR THE YEAR ENDED DECEMBER 31,
                                                       ---------------        ------------------------------------------
                                                       2003       2002        2001         2000        1999         1998
                                                       ----       ----        ----         ----        ----         ----


Non-performing loans to total loans...............     0.35%      0.14%       0.41%        0.24%       0.21%        0.36%
Net charge-offs to average total loans............     0.03%      0.07%       0.15%        0.18%       0.03%          --
Non-accrual loans to total loans..................     0.15%      0.08%       0.09%          --          --           --


         We have relied primarily on deposits and FHLB borrowings to fund our lending activities. At March 31, 2003, we had FHLB borrowings of $67.1 million and total deposits of $1.4 billion, including $387.0 million of brokered deposits and $340.2 million of other certificates of deposit or time deposits, which include municipal deposits. The majority of these time deposits are in denominations greater than $100,000. We consider the majority of our certificates of deposit in excess of $100,000, other than brokered deposits, to be a relatively stable source of funding because of the nature of our typical client relationship. We utilize brokered deposits as an alternative source of funding to our core deposits and other short-term borrowings, such as FHLB borrowings.

OUR EXPERIENCED MANAGEMENT TEAM

         Our current management team consists of 29 managing directors, including our Chairman, President and Chief Executive Officer, Ralph B. Mandell, and 27 associate managing directors. Our managing directors are senior financial professionals with an average of 25 years of banking and financial experience. Our directors and non-director executive officers currently own more than 30% of our shares of common stock outstanding, supporting our philosophy of having their interests aligned with those of our stockholders.

                                  THE OFFERING


Common stock offered ............................    1,500,000 shares

Common stock outstanding after the offering          9,268,134 shares

Use of proceeds..................................    We intend to use the net
                                                     proceeds from the sale of
                                                     shares of common stock in
                                                     this offering to repay our
                                                     revolving credit facility
                                                     and for general corporate
                                                     purposes including to
                                                     support our anticipated
                                                     future growth.


Dividends........................................    We paid dividends in
                                                     2002 of $0.09 per share.
                                                     We currently expect to pay
                                                     dividends equal to $0.16
                                                     per share in 2003.

Nasdaq National Market symbol....................    PVTB


         The number of shares of common stock offered assumes the underwriters' over-allotment option is not exercised. If the over-allotment option is exercised in full, we will offer, issue and sell an additional 225,000 shares and the number of shares of our common stock outstanding after this offering will be 9,493,134 shares.


         The number of shares outstanding after this offering set forth above does not give effect to 1,226,242 shares reserved for issuance under our stock option plan, of which options to purchase 727,582 shares at a weighted average price of $8.97 were outstanding at May 29, 2003. If issued, these shares would represent 13.6% of our shares of common stock outstanding before the offering, and 11.7% of our outstanding shares after giving effect to the sale of 1,500,000 shares in this offering.

                       SUMMARY CONSOLIDATED FINANCIAL DATA

         The following table summarizes certain consolidated financial information of PrivateBancorp and its subsidiaries. You should read this table in conjunction with our consolidated financial statements and the related notes incorporated by reference into this prospectus.



                                         AT OR FOR THE QUARTER
                                             ENDED MARCH 31,                     AT OR FOR THE YEAR ENDED DECEMBER 31,
                                        ------------------------                 -------------------------------------
                                          2003          2002        2002(1)         2001           2000         1999         1998
                                          ----          ----        -------         ----           ----         ----         ----
SELECTED STATEMENT OF INCOME DATA:                        (IN THOUSANDS, EXCEPT PER SHARE DATA AND RATIOS)
INTEREST INCOME:
Loans, including fees..............    $   15,167    $   12,148   $   52,560     $   50,975     $  48,633     $ 26,597     $ 19,619
Federal funds sold and
   interest-bearing deposits.......            25            17          126            244         1,058          330        2,181
Securities.........................         5,379         4,206       19,156         14,377         7,455        5,141        3,492
                                       ----------    ----------   ----------     ----------     ---------     --------     --------
   Total interest income...........        20,571        16,371       71,842         65,596        57,146       32,068       25,292
                                       ----------    ----------   ----------     ----------     ---------     --------     --------
INTEREST EXPENSE:
Interest-bearing demand deposits...           128           171          636            923           869          604          487
Savings and money market deposit
   accounts........................         1,709         1,719        7,328         11,365        13,711        7,671        6,651
Time deposits......................         3,940         4,323       16,014         17,291        14,635        7,399        6,155
Funds borrowed.....................         1,312         1,309        5,325          6,327         4,116          931           19
Long term debt - trust preferred
   securities......................           485           485        1,939          1,731            --           --           --
                                       ----------    ----------   ----------     ----------     ---------     --------     --------
   Total interest expense..........         7,574         8,007       31,242         37,637        33,331       16,605       13,312
                                       ----------    ----------   ----------     ----------     ---------     --------     --------
   Net interest income.............        12,997         8,364       40,600         27,959        23,815       15,463       11,980
Provision for loan losses..........           956           511        3,862          3,179         1,690        1,208          362
                                       ----------    ----------   ----------     ----------     ---------     --------     --------
   Net interest income after
      provision for loan losses....        12,041         7,853       36,738         24,780        22,125       14,255       11,618
                                       ----------    ----------   ----------     ----------     ---------     --------     --------
NON-INTEREST INCOME:
Banking, wealth management services
  and other income.................         2,701         1,542        7,081          4,028         3,077        1,947        1,280
Securities (losses) net gains......           (55)         (230)          11          2,095            92           57           40
Trading losses on interest rate
  swap.............................          (230)           --         (943)            --            --           --           --
                                       ----------    ----------   ----------     ----------     ---------     --------     --------
   Total non-interest income.......         2,416         1,312        6,149          6,123         3,169        2,004        1,320
                                       ----------    ----------   ----------     ----------     ---------     --------     --------
NON-INTEREST EXPENSE:
Salaries and employee benefits.....         4,778         3,214       13,979          9,111         8,174        5,156        4,077
Severance charge...................            --            --           --             --           562           --           --
Occupancy expense, net.............         1,419         1,139        4,891          4,158         2,987        1,563        1,379
Data processing....................           393           308        1,509          1,295           820          478          508
Marketing..........................           486           365        1,648          1,208         1,202          692          567
Amortization of other intangibles..            42            --           --             --            --           --           --
Professional fees..................         1,284           891        3,689          2,939         2,135        1,295          561
Goodwill amortization..............            --            --           --            824           731           --           --
Insurance..........................           168            93          455            354           303          214          134
Towne Square Financial Corporation
   acquisition.....................            --            --           --             --            --        1,300           --
Other expense......................           849           462        2,436          2,763         1,692        1,389          863
                                       ----------    ----------   ----------     ----------     ---------     --------     --------
   Total non-interest expense......         9,419         6,472       28,607         22,652        18,606       12,087        8,089
                                       ----------    ----------   ----------     ----------     ---------     --------     --------
   Minority interest expense.......            38            --           --             --            --           --           --
   Income before income taxes......         5,000         2,693       14,280          8,251         6,688        4,172        4,849
Income tax provision...............         1,397           549        3,273          2,051         2,263        1,257        1,839
                                       ----------    ----------   ----------     ----------     ---------     --------     --------
   Net income......................    $    3,603    $    2,144   $   11,007     $    6,200      $  4,425     $  2,915     $  3,010
                                       ==========    ==========    =========      =========       =======      =======      =======
PER SHARE DATA(2):
Basic earnings.....................    $     0.47    $     0.29   $     1.49     $     0.88      $   0.64     $   0.49     $   0.61
Diluted earnings...................          0.44          0.28         1.42           0.85          0.62         0.46         0.57
Dividends..........................          0.04          0.02         0.09           0.07          0.07         0.07         0.05
Book value (at end of period)......         12.29          8.80       11.56           8.65          7.82         6.84         5.69


OTHER SHARE DATA(2):
Average shares outstanding - diluted        7,601         7,613        7,775          7,274         7,191        6,345        5,271
Period end shares outstanding......         7,762         7,376        7,704          7,206         6,935        6,885        5,147

                                         AT OR FOR THE QUARTER
                                             ENDED MARCH 31,                      AT OR FOR THE YEAR ENDED DECEMBER 31,
                                        ------------------------                  -------------------------------------
                                          2003          2002        2002(1)         2001           2000         1999         1998
                                          ----          ----        -------         ----           ----         ----         ----
                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA AND RATIOS)
SELECTED FINANCIAL CONDITION DATA
   (AT END OF PERIOD):
Total securities(3)................    $  505,877    $  388,728   $  487,020     $  332,933      $172,194     $ 71,134     $116,891
Total loans........................     1,018,196       782,434      965,641        780,771       598,724      397,277      281,965
Total assets.......................     1,628,995     1,231,208    1,543,414     $1,176,768       829,509      518,697      416,308
Total deposits.....................     1,365,344       981,865    1,205,271        850,495       670,246      453,092      364,994
Funds borrowed.....................       124,933       155,523      209,954        231,488        96,879       15,000       20,000
Long-term debt - trust preferred
   securities......................        20,000        20,000       20,000         20,000            --           --           --
Total stockholders' equity.........        95,373        64,926       89,092         62,304        54,249       47,080       29,274
Wealth management assets
   under administration............     1,204,239       758,242    1,239,779        722,713       777,800      729,904      611,650
Lodestar assets under management...       501,276            --      482,000             --            --           --           --


SELECTED FINANCIAL RATIOS
AND OTHER DATA:
Performance Ratios:
Net interest margin(4)(10).........          3.68%         3.18%        3.44%          3.27%         3.63%        3.79%        3.64%
Net interest spread(5).............          3.53          2.96         3.25           2.87          3.02         3.15         2.98
Non-interest income to average
   assets..........................          0.62          0.36         0.47           0.64          0.45         0.45         0.37
Non-interest expense to average
   assets..........................          2.41          2.07         2.17           2.37          2.64         2.71         2.29
Net overhead ratio(6)..............          1.80          1.71         1.70           1.73          2.19         2.26         1.91
Efficiency ratio(7)(10)............          58.5          61.1        57.63          63.17         66.76        65.76        60.82
Return on average assets(8)........          0.92          0.73         0.83           0.65          0.63         0.65         0.85
Return on average equity(9)........         15.49         13.35        15.17          10.59          8.81         7.66        11.27
Dividend payout ratio..............          8.62          6.88         6.27           8.39         10.43        13.78         8.74

Asset Quality Ratios:
Non-performing loans to total loans          0.35%         0.37%        0.14%          0.41%         0.24%        0.21%        0.36%
Non-accrual loans to total loans...          0.15          0.19         0.08           0.09            --           --           --
Allowance for loan losses to:
   Total loans.....................          1.22          1.12         1.20           1.06          1.02         1.14         1.21
   Non-performing loans............           355           303          828            262           423          548          336
Net charge-offs to average total
   loans...........................          0.03          0.01         0.07           0.15          0.18         0.03          --
Non-performing assets to total
   assets..........................          0.22          0.24         0.09           0.27          0.17         0.16         0.24

Balance Sheet Ratios:
Loans to deposits..................          74.6%         79.7%        80.1%          91.8%         89.4%        87.7%        77.3%
Average interest-earning assets to
   average interest-bearing
   liabilities.....................         107.1         107.5        107.9          109.8         112.2        116.3        116.4

Capital Ratios:
Equity to assets...................          5.85%         5.27%        5.77%          5.29%         6.54%        9.08%        7.03%
Total risk-based capital ratio.....          8.30          9.93         8.29           9.71          8.15        13.96        11.53
Tier 1 risk-based capital ratio....          6.99          8.37         6.91           8.18          6.47        12.84        10.40
Leverage ratio.....................          5.27          6.25         5.47           6.64          5.54        10.77         7.88


---------------------------
(1) Audited by Ernst & Young LLP. Prior year results audited by Arthur Andersen LLP.
(2) Per share data has been adjusted to reflect the 3-for-2 split of our common stock effective January 17, 2003.
(3) For all periods, the entire securities portfolio was classified "available-for-sale."
(4) Net interest income, on a tax-equivalent basis, divided by average interest-earning assets.
(5) Yield on average interest-earning assets less rate on average interest-bearing liabilities.
(6) Non-interest expense less non-interest income divided by average total assets.
(7) Non-interest expense divided by the sum of net interest income, on a tax equivalent basis, plus non-interest income.
(8)      Net income divided by average total assets.
(9)      Net income divided by average common equity.
(10) We adjust GAAP reported net interest income by the tax equivalent adjustment amount (assuming a 34% tax rate) to account for the tax attributes on federally tax exempt municipal securities. For GAAP purposes, tax benefits associated with federally tax exempt municipal securities are recorded as a benefit in income tax expense. The following table reconciles reported net interest income to net interest income on a tax equivalent basis for the periods presented:




                                       8



                                                        RECONCILIATION OF NET INTEREST INCOME TO NET INTEREST INCOME
                                                                         ON A TAX EQUIVALENT BASIS
                                        ------------------------------------------------------------------------------------
                                        FOR THE QUARTER
                                        ENDED MARCH 31,                    FOR THE YEAR ENDED DECEMBER 31,
                                        ----------------       -------------------------------------------------------------
                                        2003       2002          2002         2001          2000           1999         1998
                                        ----       ----          ----         ----          ----           ----         ----
Net interest income..............      $12,997    $8,364       $40,600      $27,959       $23,815        $15,463      $11,980
Tax equivalent adjustment to net
   interest income...............          695       687         2,894        1,777           885            914           85
                                       -------    ------       -------      -------       -------        -------      -------
Net interest income, tax
   equivalent basis..............      $13,692    $9,051       $43,494      $29,736       $24,700        $16,377      $12,065
                                       -------    ------       -------      -------       -------        -------      -------

                                  RISK FACTORS

         You should carefully consider the risk factors listed below before purchasing the common stock offered by this prospectus. These risk factors may cause our future earnings or our financial condition to be less favorable than we expect. This list includes only the risk factors that we believe are most important and is not a complete list of risks. Other risks may be significant, and the risks listed below may affect us to a greater extent than indicated. You should read this section together with the other information in this prospectus and the documents that are incorporated into this prospectus by reference.

OUR FUTURE SUCCESS IS DEPENDENT ON OUR ABILITY TO COMPETE EFFECTIVELY IN THE HIGHLY COMPETITIVE BANKING INDUSTRY.

         We face substantial competition in all phases of our operations from a variety of different competitors. Our future growth and success will depend on our ability to compete effectively in this highly competitive environment. To date, we have grown our business successfully by focusing on our market niche and emphasizing consistent delivery of the high level of service and responsiveness desired by our clients. We compete for loans, deposits, wealth management and other financial services in our geographic markets with other commercial banks, thrifts, credit unions and brokerage firms operating in the greater Chicago and St. Louis metropolitan areas. Many of our competitors offer products and services which we do not, and many have substantially greater resources, name recognition and market presence that benefit them in attracting business. In addition, larger competitors may be able to price loans and deposits more aggressively than we do. As we have grown, we have become increasingly dependent on outside funding sources, including brokered deposits, where we face nationwide competition. Some of the financial institutions and financial services organizations with which we compete are not subject to the same degree of regulation as is imposed on bank holding companies, federally insured, state-chartered banks and federal savings banks. As a result, these nonbank competitors have certain advantages over us in accessing funding and in providing various services.



THE LOSS OF KEY MANAGING DIRECTORS MAY ADVERSELY AFFECT OUR OPERATIONS.

         We are a relationship-driven organization. Our growth and development to date have resulted in large part from the efforts of our 29 managing directors. Our managing directors have primary contact with our clients and are extremely important in maintaining personalized relationships with our client base, which is a key aspect of our business strategy, and in increasing our market presence. The loss of one or more of these key employees could have a material adverse effect on our operations if remaining managing directors are not successful in retaining client relationships of a departing managing director.

         We have entered into employment contracts with Ralph B. Mandell, our chairman, president and chief executive officer, and two managing directors, Richard Jensen and Thomas Castronovo. In connection with our acquisition of Lodestar, we entered into employment contracts with each of Lodestar's four portfolio managers. Despite these agreements, there can be no assurance that any of these individuals will decide to remain employed by us or that our business will be protected by various covenants not to compete or covenants not to solicit our clients that are contained in these agreements. Currently, we do not have employment agreements in place with any of our other managing directors or officers and none of these individuals is currently subject to any covenants not to compete or covenants not to solicit our clients.


A CONTINUED ECONOMIC DOWNTURN IN CHICAGO OR ST. LOUIS, OR NATIONALLY, AS WELL AS TERRORIST THREATS AND ATTACKS AND ANY RELATED MILITARY ACTION, MAY ADVERSELY AFFECT OUR BUSINESS.


         Currently, our lending, deposit gathering and asset management activities are concentrated primarily in the greater Chicago and, to a lesser extent, St. Louis metropolitan areas. We estimate that approximately 85% of our loan portfolio is related to loans secured by property or other collateral located in the Chicago metropolitan area and 10% located in the St. Louis metropolitan area. Similarly, almost all of our deposits at each of our banks, other than brokered deposits, are from customers in that particular bank's market area. Accordingly, our success depends on the general economic condition of Chicago and St. Louis and their surrounding areas, and the national economy. Because of the concentration of our business in these geographic areas, in the event of a downturn in the economy of these areas, we may experience higher rates of loss and delinquency in our loan portfolio than if the underlying loans were more geographically diverse. The loans in our portfolio also may be subject to greater risk of default than other comparable loans in the event of adverse economic, political, or business developments or natural hazards that may affect those cities and the ability of property owners or commercial borrowers in those areas to make payments of principal and interest on the underlying loans.


         Additionally, terrorist attacks and further acts of violence, or escalation of military activity in response to such attacks or acts, could cause deterioration of the domestic economy which may lead to an increase in delinquencies in our loan portfolio and loan losses or could adversely affect other areas of our business. Any terrorist attack, any response to such an attack by the United States or any similar condition disproportionately affecting one or more of the areas in which we conduct substantial business could affect the value of the collateral underlying our loans and have a materially adverse effect on our results of operations. We are unable to predict whether the threat of terrorist attacks or any responses to such events will result in long-term commercial disruptions or will have long-term adverse effects on our business, results of operations or financial condition.


WE RELY ON THE SERVICES OF THIRD PARTIES TO PROVIDE SERVICES THAT ARE INTEGRAL TO OUR OPERATIONS.

         We rely on third-party service providers to support our operations. In particular, in our wealth management segment, we have not, in the past, provided investment management services directly through our own personnel. Rather, we have relied, and continue to rely, upon selected outside investment managers to provide investment advice and asset management services to our clients. We cannot be sure that we will be able to maintain these arrangements on favorable terms. Also, many of the investment managers with whom we work are affiliated with our competitors in the financial services field. We cannot be sure that our investment managers will continue to work with us in these arrangements or that our clients will continue to utilize the services of these investment managers through us, rather than directly from the investment management firms themselves. The loss of any of these outside investment managers may impact our ability to provide our clients with quality service or certain types of portfolio management without incurring the cost of replacing them. We also are dependent on third-party service providers for data processing and other information processing systems that support our day-to-day trust and banking activities. Any disruption to the services provided by these third parties could have an adverse impact on our operations.


THERE CAN BE NO ASSURANCE THAT OUR ACQUISITION OF LODESTAR INVESTMENT COUNSEL WILL RESULT IN AN INCREASE IN FEE INCOME.

         In December 2002, we acquired a controlling interest in Lodestar Investment Counsel, LLC, a Chicago-based investment adviser. While we expect that the acquisition will provide additional sources of revenue in our wealth management segment, the success of this acquisition depends, in part, on our ability to retain Lodestar's clients and employees. Although we have entered into employment agreements with each of Lodestar's four portfolio managers, there can be no guarantee that they will decide to remain employed by us. Even if these individuals continue to work for us, there is no assurance that they will be able to continue to retain their existing clients. The unexpected loss of these employees or their clients would have a negative effect on our fee income.

WE MAY NOT BE ABLE TO IMPLEMENT ASPECTS OF OUR GROWTH STRATEGY.

         Our growth strategy contemplates the future expansion of our business and operations, possibly through the addition of new product lines, the establishment of new banking offices in new metropolitan markets in the Midwest or the acquisition of new banking offices and the acquisition of additional asset managers. Implementing these aspects of our growth strategy depends in part on our ability to successfully identify acquisition opportunities and strategic partners that will complement our private banking and wealth management approaches and to successfully integrate their operations with ours. To successfully acquire or establish new banking offices, we must be able to correctly identify profitable or growing markets, as well as attract the necessary relationships to make these new facilities cost-effective. It is possible that the costs associated with future expansion or acquisitions may have adverse effects on our earnings per share. In addition, we cannot be sure that we will be able to identify suitable opportunities for further growth and expansion, or that if we do, that we will be able to successfully integrate these new operations into our business. If we are unable to effectively implement our growth strategies, our business may be adversely affected.

WE MAY BE ADVERSELY AFFECTED BY INTEREST RATE CHANGES.


         Our operating results are largely dependent on our net interest income. Fluctuations in interest rates may significantly impact our net interest income, which is the difference between the interest income earned on earning assets, usually loans and investment securities, and the interest expense paid on deposits and borrowings. We measure the impact of interest rate changes on our income statement through the use of gap analysis and simulation modeling, which is a way to measure and manage our sensitivity to interest rate fluctuations. We manage our gap position at the one-year time horizon. Our policy states that we will maintain a ratio of rate sensitive assets to rate sensitive liabilities at the one year time horizon of between 0.70 and 1.30. Our position was 0.87 at March 31, 2003, 0.85 at December 31, 2002 and 0.73 at December 31, 2001.
Currently, because the amount of our rate-sensitive liabilities exceeds the amount of our rate-sensitive assets, we are considered negatively gapped and will benefit from falling interest rates over time. Accordingly, a short-term rise in interest rates will have an adverse effect on our earnings, while a short-term drop in interest rates will benefit our earnings. However, we are unable to predict fluctuations in interest rates, which are affected by factors including:


         o        inflation or deflation;

         o        recession;

         o        unemployment rates;

         o        money supply;

         o        domestic and foreign events; and

         o        instability in domestic and foreign financial markets.

         We generally operate within guidelines set by our asset/liability policy for maximum interest rate risk exposure, and attempt to maximize our returns within an acceptable degree of risk. Our asset/liability policy may not be able to prevent changes in interest rates from having a material adverse effect on our results of operation and financial condition.

THERE CAN BE NO ASSURANCE THAT OUR INVESTMENT STRATEGY WILL BE SUCCESSFUL.

         Our investment strategy is designed to reduce the sensitivity in our balance sheet to changes in interest rates. To implement this strategy, we invest in interest sensitive instruments, including derivatives. Over the past year, our investment securities portfolio grew to $487.0 million at December 31, 2002, from $332.9 million at December 31, 2001, mostly as a result of our investment in tax-exempt municipal securities. While our intent in purchasing these financial instruments, including derivatives, is to reduce our interest rate sensitivity, we cannot predict whether these instruments will perform as expected. In addition, the failure of any counterparty to meet its obligations under these financial instruments would cause such instruments to lose substantial value.

         In addition, unlike the policies of many financial institutions, our investment policy gives us broad investment discretion and allows us to invest in certain asset classes and in certain amounts and concentrations that may increase losses in the event our investment portfolio performs in a manner we did not anticipate. In particular, our investment portfolio includes a considerable investment in Federal Home Loan Bank stock. Based on our past experience with the FHLB, we believe this to be a liquid investment, however, the stock is callable by the FHLB at any time and the FHLB is not required to provide us with funds immediately upon liquidation of the investment.

OUR FORMER ENGAGEMENT OF ARTHUR ANDERSEN LLP AS OUR INDEPENDENT AUDITOR MAY POSE RISKS TO US AND WILL LIMIT YOUR ABILITY TO SEEK POTENTIAL RECOVERIES FROM IT RELATED TO ITS WORK.

         On June 15, 2002, Arthur Andersen LLP, our former independent auditor, was convicted on a federal obstruction of justice charge. Some investors, including institutional investors, may choose not to invest in or hold securities of a company whose financial statements were audited by Arthur Andersen LLP, which may serve to, among other things, suppress the price of our shares. On May 23, 2002, our Board of Directors approved the audit committee's recommendation to dismiss Arthur Andersen, LLP and engaged Ernst & Young LLP to serve as our independent auditor.

         SEC rules require us to present our audited financial statements in various SEC filings, along with Arthur Andersen's consent to our inclusion of its audit report in those filings. The SEC recently has provided regulatory relief designed to allow companies that file reports with the SEC to dispense with the requirement to file a consent of Arthur Andersen in certain circumstances. We have been unable to obtain, after reasonable efforts, the written consent of Arthur Andersen to our naming it as an expert and as having audited the consolidated financial statements incorporated by reference into this prospectus. Notwithstanding the SEC's regulatory relief, the inability of Arthur Andersen to provide its consent or to provide assurance services to us could negatively affect our ability to, among other things, access the public capital markets. Any delay or inability to access the public markets as a result of this situation could have a material adverse impact on our business. Also, an investor's ability to seek potential recoveries from Arthur Andersen related to any claims that an investor may assert as a result of the work performed by Arthur Andersen for us will be limited significantly in the absence of a consent and may be further limited by the diminished amount of assets of Arthur Andersen that are or may in the future be available for claims.

OUR BUSINESS MAY BE ADVERSELY AFFECTED BY THE HIGHLY REGULATED ENVIRONMENT IN WHICH WE OPERATE.


         The banking industry is heavily regulated under both federal and state law. These regulations are primarily intended to protect customers, not our creditors or stockholders. Existing state and federal banking laws subject us to substantial limitations with respect to making loans, purchasing securities, paying dividends and many other aspects of our business. Some of these laws may benefit us, while others may increase our costs of doing business, or otherwise adversely affect us and create competitive advantages for others. Regulations affecting banks and financial services companies undergo continuous change, and we cannot predict the ultimate effect of these changes, which could have a material adverse effect on our profitability or financial condition. Federal economic and monetary policy may also affect our ability to attract deposits, make loans and achieve satisfactory interest spreads.

         Among other requirements, we are subject to regulatory capital requirements administered by the federal banking agencies. Currently, each of our banks is considered "well-capitalized" for regulatory purposes. If a banking subsidiary is not "well-capitalized," regulatory approval is required to allow the bank to utilize brokered deposits. At March 31, 2003, we were considered "adequately-capitalized" for regulatory purposes. After the offering, we will be considered "well-capitalized" for regulatory purposes. The Federal Reserve, as a matter of policy, may require bank holding companies to be "well-capitalized" in order to obtain requisite approval of proposed transactions. To the extent that we do not remain "well-capitalized" at the holding company level, our ability to pursue further acquisitions, and, as a result, the implementation of our growth strategy, may be adversely affected.


THE UNAVAILABILITY OF ALTERNATIVE FUNDING SOURCES MAY CONSTRAIN OUR GROWTH.

         We have in the past and continue to utilize brokered deposits as one of our funding sources that supports our asset growth. In addition, as a part of our liquidity management strategy, we intend to limit our use of brokered deposits as a percentage of total deposits to levels no more than 40% as we determine prudent from time to time. If this funding source becomes more difficult to access, we will have to seek alternative funding sources in order to continue to fund our asset growth. This may include increasing our reliance on FHLB borrowings, attempting to attract significant new core deposits, reducing our available-for-sale securities portfolio and selling loans. There can be no assurance that brokered deposits will be available, or if available, sufficient to support our continued growth.



OUR COMMERCIAL REAL ESTATE LOANS GENERALLY INVOLVE HIGHER PRINCIPAL AMOUNTS THAN OUR OTHER LOANS, AND REPAYMENT OF THESE LOANS MAY BE DEPENDENT ON FACTORS OUTSIDE OUR CONTROL OR THE CONTROL OF OUR BORROWERS.

         At December 31, 2002, our commercial real estate loans totaled approximately $453 million, or 46.88% of our total loan portfolio. Commercial real estate lending typically involves higher loan principal amounts, and the repayment of these loans generally is dependent, in large part, on the successful operation of the property securing the loan or the business conducted on the property securing the loan. These loans may be more adversely affected by general conditions in the real estate markets or in the economy. For example, if the cash flow from a borrower's project is reduced due to leases not being obtained or renewed, that borrower's ability to repay the loan may be impaired. Many commercial real estate loan principal payments are not fully amortized over the loan period, but have balloon payments due at maturity. A borrower's ability to make a balloon payment typically will depend on its ability to either refinance the loan or complete a timely sale of the underlying property.

OUR ALLOWANCE FOR LOAN LOSSES MAY PROVE TO BE INSUFFICIENT TO ABSORB POTENTIAL LOSSES IN OUR LOAN PORTFOLIO.

         Lending money is a substantial part of our business. However, every loan we make carries a certain risk of non-payment. This risk is affected by, among other things:


         o        the credit risks of the particular borrower;


         o        changes in economic and industry conditions;

         o        the duration of the loan; and

         o in the case of a collateralized loan, the changes and uncertainties as to the future value of the collateral.


         We maintain an allowance for loan losses which we believe is appropriate to provide for any probable losses in our loan portfolio. The amount of this allowance is determined by management through a periodic review and consideration of numerous factors, including:


         o an ongoing review of the quality, size and diversity of our loan portfolio;

         o        evaluation of non-performing loans;

         o        historical loan loss experience; and

         o the amount and quality of collateral, including guarantees, securing the loans.


         Our allowance for loan losses as a percentage of non-performing loans was 355% at March 31, 2003, 828% at December 31, 2002, and 262% at December 31, 2001. As a percentage of total loans, the allowance was 1.22% at March 31, 2003, compared to 1.20% at December 31, 2002, and 1.06% at December 31, 2001. Over the past year, we increased our allowance as a percentage of total loans to reflect management's judgment that deteriorating economic conditions have affected our borrowers. Although we believe our loan loss allowance is adequate to absorb probable losses in our loan portfolio, we cannot predict such losses or that our allowance will be adequate. If our actual loan losses exceed the amount that is anticipated, our earnings could suffer.

WE CONTINUALLY ENCOUNTER TECHNOLOGICAL CHANGES, AND WE MAY HAVE FEWER RESOURCES THAN MANY OF OUR COMPETITORS TO CONTINUE TO INVEST IN TECHNOLOGICAL IMPROVEMENTS.

         The financial services industry is undergoing rapid technological changes, with frequent introductions of new technology-driven products and services. In addition to better serving clients, the effective use of technology increases efficiency and enables financial institutions to reduce costs. Our future success will depend, in part, upon our ability to address the needs of our clients by using technology to provide products and services that will satisfy client demands for convenience, as well as to create additional efficiencies in our operations. For example, we invested $1.1 million during 2001 and $1.9 million during 2002 to develop and enhance our technological systems, services and products utilized by both our clients and our employees. These investments related to our conversion to a new data processing service provider, the upgrade of our wealth management client data and transactional systems, as well as the redesign and enhancement of our website.

         We may need to make significant additional capital investments in technology in the future, and we may not be able to effectively implement new technology-driven products and services. Many of our competitors have substantially greater resources to invest in technological improvements.

FUTURE ISSUANCES OF OUR COMMON STOCK OR OTHER SECURITIES MAY DILUTE THE VALUE OF OUR COMMON STOCK.

         Our Board of Directors has the authority, without action or vote of the stockholders, to issue all or part of any authorized but unissued shares of our common stock and preferred stock, including shares of common stock authorized to be issued under our stock incentive plan and our incentive compensation plan, which was recently approved by our stockholders. As of May 29, 2003, 1,226,242 shares were reserved for issuance under the plans, of which options to purchase 727,582 shares at a weighted average price of $8.97 were outstanding. If issued, these shares would represent 13.6% of our total shares of common stock outstanding before this offering, and 11.7% of our outstanding shares after giving effect to the sale of 1,500,000 shares in this offering. We anticipate granting additional options, restricted stock and/or deferred stock units to our employees and directors pursuant to the terms of the plans in the future. While we do not have any current plans to do so, in the future, we may also issue additional securities, through public or private offerings, in order to raise additional capital to support our growth or in connection with possible acquisitions. Future issuances of our common stock will dilute the percentage of ownership interest of stockholders and may dilute the per share book value of our common stock. In addition, option holders may exercise their options at a time when we would otherwise be able to obtain additional equity capital on more favorable terms.

OUR ABILITY TO PAY DIVIDENDS ON OUR COMMON STOCK IS LIMITED BY LAW.

         Our ability to pay dividends on our common stock largely depends on our receipt of dividends from The PrivateBank (Chicago) and The PrivateBank (St. Louis). The amount of dividends that our banks may pay to us is limited by federal and state laws and regulations relating to banks and thrifts. Currently, only The PrivateBank (Chicago) is permitted to pay dividends to us. At March 31, 2003, subject to minimum capital requirements, The PrivateBank (Chicago) had the capacity to pay approximately $30.3 million in dividends without prior regulatory approval. However, in order for The PrivateBank (Chicago) to remain "well-capitalized," as of March 31, 2003, aggregate dividends from The PrivateBank (Chicago) may not exceed approximately $4.2 million. In addition, we or our banks may decide to limit the payment of dividends even when we or they have the legal ability to pay them in order to retain earnings for use in our business. Also, if required interest payments for trust preferred securities issued by one of our subsidiaries are not made or are suspended, we are contractually prohibited from paying dividends on our common stock until all amounts due to the holders of our trust preferred securities have been paid.

THERE IS A LIMITED TRADING MARKET FOR OUR COMMON STOCK; YOU MAY NOT BE ABLE TO RESELL YOUR SHARES AT OR ABOVE THE PRICE YOU PAY FOR THEM.

         The price of the shares of our common stock subject to this offering may be greater than the market price for our common stock following the offering. The price of our common stock has been, and will likely continue to be, subject to fluctuations based on, among other things, economic and market conditions for bank holding companies and the stock market in general, as well as changes in investor perceptions of our company. The issuance of new shares of our common stock also may affect the market for our common stock.

         Our common stock is traded on the Nasdaq National Market under the symbol "PVTB". The development and maintenance of an active public trading market depends, however, upon the existence of willing buyers and sellers, the presence of which is beyond our control or the control of any market maker. While we are a publicly traded company, the volume of trading activity in our stock is relatively limited. The current public float of our common stock, prior to the offering, is approximately 5.5 million shares; the average daily trading volume on the Nasdaq National Market from January 1, 2002 through March 31, 2003, as reported by Nasdaq, was 14,823 shares. Even if a more active market develops, there can be no assurance that such a market will continue, or that our stockholders will be able to sell their shares at or above the offering price. The aggregate market value of our common stock held by nonaffiliates was approximately $147.0 million as of May 29, 2003.


OUR DIRECTORS AND OFFICERS MAY HAVE SIGNIFICANT INFLUENCE ON HOW OUR COMMON STOCK IS VOTED.


         Our directors and executive officers will beneficially own approximately 27% of the outstanding shares of our common stock after this offering, assuming none of them purchases shares in this offering. If our directors and executive officers vote together, they could influence the outcome of certain corporate actions requiring stockholder approval, including the election of directors and the approval or non-approval of significant corporate transactions, such as a merger or the sale of all or substantially all of our assets.


CERTAIN PROVISIONS OF DELAWARE LAW AND OUR CHARTER AND BY-LAWS MAY DISCOURAGE OR PREVENT A TAKEOVER OF OUR COMPANY AND REDUCE ANY TAKEOVER PREMIUM.

         Our Amended and Restated Certificate of Incorporation, our Amended and Restated By-laws and Delaware law all contain provisions that could discourage potential acquisition proposals, or delay or prevent a change in the control of the company. Provisions in our charter and By-laws designed to discourage or prevent a takeover include:

         o staggered terms for our directors, which makes it difficult to replace the entire board;

         o the ability of the Board of Directors to issue shares of preferred stock, which could dilute the voting power and equity interest of holders of the common stock; and

         o the requirement that holders of 66 2/3% of our outstanding common stock must approve any change of these anti-takeover provisions.

         Stockholders sometimes realize a significant premium in their stock price when an offer is made to purchase a company. Because we have adopted these provisions, such offers may be discouraged, and our stockholders may lose the benefit of any potential premium. There are also state and federal laws which regulate direct and indirect takeover attempts of financial institutions.

            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

         We make certain forward-looking statements in this prospectus and in the documents incorporated by reference into this prospectus that are based upon our current expectations and projections about current events. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and we are including this statement for purposes of these safe harbor provisions. You can identify these statements from our use of the words "estimate," "project," "believe," "intend," "anticipate," "expect" and similar expressions. These forward-looking statements include:

         o        statements of our goals, intentions and expectations;

         o        statements regarding our business plans and growth strategies;

         o statements regarding the asset quality of our loan and investment portfolios; and

         o        estimates of our risks and future costs and benefits.


         These forward-looking statements are subject to significant risks, assumptions and uncertainties, including the factors discussed in the "Risk Factors" section of this prospectus. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform such statements to actual results.

                                 USE OF PROCEEDS

         The net proceeds which we will receive from the sale of 1,500,000 shares of common stock in this offering are estimated to be approximately $____ million (assuming no exercise of the over-allotment option) after deducting underwriting discounts and the aggregate expenses of $_________ payable by us.


         We expect to use the net proceeds of the offering to repay $28.75 million outstanding under our revolving credit facility. The remaining net proceeds of the offering of approximately $___ million will be contributed as capital to our subsidiary banks.

         We expect to use approximately $28.75 million of the net proceeds of the offering to repay the indebtedness currently outstanding under our revolving credit facility with an unaffiliated bank. The credit facility, which was renegotiated in 2002, provides for maximum borrowings of $35.0 million. The interest rate on borrowings under this revolving line is based on, at our option, either the lender's prime rate or a LIBOR-based rate. The interest rate adjusts quarterly and was reset to 3.5% on March 1, 2003. The revolving line of credit is secured by the common stock of The PrivateBank (Chicago) and The PrivateBank (St. Louis) and matures on December 1, 2003. Following repayment of amounts outstanding out of the proceeds of this offering, we plan to keep the credit line available for future borrowings for general corporate purposes, including supporting the continued growth of our existing subsidiaries, and to finance further expansion and potential acquisitions.


         We intend to contribute the remainder of the net proceeds of the offering, approximately $___ million, to both The PrivateBank (Chicago) and The PrivateBank (St. Louis) to increase their regulatory capital to support the growth of our existing banking operations. Pending these uses, we intend to invest these funds in liquid, short-term investment-grade securities.

                      MARKET FOR COMMON STOCK AND DIVIDENDS


         Our common stock is listed on the Nasdaq National Market under the symbol "PVTB." As of May 29, 2003, there were approximately 272 shareholders of record of our common stock.

         Set forth below is the high and low sales prices reported on the Nasdaq National Market for our common stock for the periods indicated and the quarterly dividends paid by us during such periods. The following information reflects the 3-for-2 stock split that occurred on January 17, 2003.

                                        HIGH            LOW             DIVIDEND
                                        ----            ---             --------
2001
----
First Quarter....................... $10.6250         $ 6.2083          $0.017
Second Quarter......................  11.1533           9.0000           0.017
Third Quarter.......................  12.6667          10.0000           0.020
Fourth Quarter......................  13.3333          10.5933           0.020

2002
----
First Quarter....................... $16.3333         $12.3933          $0.020
Second Quarter......................  21.3000          15.7667           0.020
Third Quarter.......................  20.9733          15.0667           0.027
Fourth Quarter......................  26.1400          20.2267           0.027

2003
----
First Quarter....................... $27.6670         $21.7500          $0.040
Second Quarter (through May 29)...    27.4900          22.7500              --


DIVIDENDS

         Holders of our common stock are entitled to receive dividends that the Board of Directors may declare from time to time. We may only pay dividends out of funds that are legally available for that purpose. Because our consolidated net income consists largely of the net income of our subsidiaries, dividend payments to stockholders are dependent upon our receipt of dividends from our subsidiaries. There may be certain regulatory restrictions on the ability of our subsidiaries to declare dividends. Our dividend declaration is discretionary and will depend on our earnings and financial condition, regulatory limitations, tax considerations and other factors. In addition, if required interest payments for trust preferred securities issued by one of our subsidiaries are not made or are suspended, as guarantor of these securities, we are prohibited from paying dividends on our common stock until all amounts due to holders of the trust preferred securities have been paid.

         We have paid quarterly dividends on our common stock since the third quarter of 1995. While the Board of Directors expects to continue to declare dividends quarterly, there can be no assurance that we will continue to pay dividends at these levels or at all.

                                 CAPITALIZATION


         The following table sets forth our historical consolidated capitalization as of March 31, 2003 and as adjusted to give effect to our sale of 1,500,000 shares of common stock at the public offering price of $___ per share in this offering. For purposes of this table, our net proceeds will be approximately $____ million after deducting estimated offering expenses and underwriting discounts and commissions. If the underwriters' over-allotment option is exercised in full, 225,000 additional shares would be sold, resulting in net proceeds of approximately $____ million after deducting estimated offering expenses and underwriting discounts and commissions. The following data should be read in conjunction with the financial information appearing elsewhere in this prospectus, as well as financial information and the other documents incorporated by reference into this prospectus.

                                                                                         MARCH 31, 2003
                                                                                       -----------------
                                                                                 ACTUAL             AS ADJUSTED
                                                                                 ------             -----------
                                                                                    (DOLLARS IN THOUSANDS,
                                                                               EXCEPT PER SHARE DATA AND RATIOS)
INDEBTEDNESS:
Notes payable under revolving credit line with commercial bank(1)....            $ 28,750             $    --
Subordinated note payable............................................               5,000               5,000
Long-term debt - trust preferred securities..........................              20,000              20,000
                                                                                  -------              ------
   Total indebtedness................................................            $ 53,750             $25,000
                                                                                  =======              ======

STOCKHOLDERS' EQUITY:
Preferred stock, 1,000,000 shares authorized; no shares issued and
   outstanding(2)....................................................                  --                  --
Common stock, without par value, $1 stated value; 12,000,000 shares authorized; 7,762,014 shares issued and outstanding; 9,262,014
   shares issued and outstanding as adjusted(3)......................               7,762               9,262
Additional paid-in-capital...........................................              45,594
Retained earnings....................................................              31,076              31,076
Accumulated other comprehensive income...............................              11,403              11,403
Deferred compensation................................................                (462)               (462)
                                                                                  -------              ------
Stockholders' equity.................................................            $ 95,373             $
                                                                                  =======              ======

Total capitalization(4)..............................................            $115,373             $
                                                                                  =======              ======

Book value per share.................................................            $  12.29


---------------------------
(1) The net proceeds of this offering, estimated to be $___ million, will be applied to repay in full the amount outstanding under the revolving credit facility.
(2) Our preferred stock may be issued by our Board of Directors without shareholder approval, with the rights and preferences that the Board determines appropriate.
(3) As of May 29, 2003, there were 727,582 common shares reserved for issuance upon the exercise of currently outstanding options with a weighted average price of $8.97, and an additional 498,660 shares available for future issuance under our Incentive Compensation Plan.
(4) Includes stockholders' equity and long-term debt-trust preferred securities.

         The following table sets forth our actual consolidated regulatory capital ratios as of March 31, 2003, and as adjusted as of March 31, 2003, after giving effect to the application of the estimated net proceeds from this offering.

                                                                                   MARCH 31, 2003

                                              --------------------------------------------------------------------------------
                                                           ACTUAL                                      AS ADJUSTED
                                              -------------------------------------    ---------------------------------------
                                                                           EXCESS
                                                      "WELL-CAPITALIZED"  (DEFICIT)               "WELL-CAPITALIZED"   EXCESS
                                              CAPITAL     STANDARD(1)      CAPITAL       CAPITAL      STANDARD(1)      CAPITAL
                                              ------- ------------------  ---------    ---------- ------------------   -------

DOLLAR BASIS:
Tier 1 leverage capital................       $82,226     $  78,020     $   4,206      $                $              $
Tier 1 risk-based capital..............        82,226        70,600        11,626
Total risk-based capital...............        97,697       117,667       (19,970)

PERCENTAGE BASIS:
Leverage ratio.........................          5.27%         5.00%                           %         5.00%
Tier 1 risk-based capital ratio........          6.99          6.00                                      6.00
Total risk-based capital ratio.........          8.30         10.00                                     10.00

---------------------------
(1) Reflects the minimum amount of capital necessary to meet the "well-capitalized" regulatory standard. As of March 31, 2003, we exceeded the minimum "well-capitalized" standard for both Tier 1 leverage and Tier 1 risk-based capital, but the level of total risk-based capital was below the "well-capitalized" standard. Upon completion of this offering, we will be considered "well-capitalized."


                                   MANAGEMENT

         Our directors and executive officers, their ages as of April 24, 2003, and their principal position(s) with the company are shown in the table below.


           NAME                                       AGE       POSITION(S)
           ----                                       ---       -----------
         Ralph B. Mandell........................      62     Director, Chairman of the Board, President and
                                                              Chief Executive Officer

         Donald L. Beal..........................      56     Director

         Naomi T. Borwell........................      75     Director

         William A. Castellano...................      61     Director

         Robert F. Coleman.......................      58     Director

         William A. Goldstein....................      63     Director, Chief Executive Officer of Lodestar
                                                              Investment Counsel, LLC

         John E. Gorman..........................      57     Director

         Alvin J. Gottlieb.......................      75     Director

         James M. Guyette........................      58     Director

         Richard C. Jensen.......................      57     Director, Chairman and Chief Executive Officer
                                                              of The PrivateBank (St. Louis)

         Philip M. Kayman........................      61     Director

         William R. Langley......................      62     Director

         Thomas F. Meagher.......................      72     Director

         William J. Podl.........................      58     Director

         Michael B. Susman.......................      65     Director

         Gary S. Collins.........................      44     Co-Vice Chairman and Managing Director, The
                                                              PrivateBank (Chicago)

         Dennis L. Klaeser.......................      45     Chief Financial Officer

         Hugh H. McLean..........................      44     Co-Vice Chairman and Managing Director, The
                                                              PrivateBank (Chicago)


         Kathleen M. Jackson.....................      51     Managing Director and Senior Trust Officer, The
                                                              PrivateBank (Chicago)


         James A. Ruckstaetter...................      55     Managing Director and Chief Credit Officer, The
                                                              PrivateBank (Chicago)

         RALPH B. MANDELL, a director since 1989, is a co-founder of PrivateBancorp and The PrivateBank (Chicago). A Director of The PrivateBank (Chicago) and The PrivateBank (St. Louis), he has served as Chairman and Chief Executive Officer of PrivateBancorp and The PrivateBank (Chicago) since 1994 and assumed the additional title of President of both entities in March 1999. From inception until 1994, Mr. Mandell had the title of Co-Chairman. Prior to starting The PrivateBank (Chicago) and PrivateBancorp, Mr. Mandell was the Chief Operating Officer of First United Financial Services, Inc., from 1985 to 1989, and served as its President from 1988 to 1989. First United, a company that was traded on the Nasdaq National Market, was sold to First Chicago Corporation (now operating as Bank One) in 1987. He also served as President of Oak Park Trust & Savings Bank from 1985 until 1988.

Prior thereto, Mr. Mandell had served as Executive Vice President of Oak Park Trust & Savings Bank since 1979.

         DONALD L. BEAL, a director since 1991, has been the owner of Kar-Don, Inc. d/b/a Arrow Lumber Company, located in Chicago since 1980. Prior to that time, Mr. Beal served as Vice President of Hyde Park Bank & Trust with responsibilities including commercial lending and personal banking. Mr. Beal is also the sole owner of Ashland Investment, Inc.

         NAOMI T. BORWELL has been a director since 1990. She is a private investor. Mrs. Borwell is a former director of First Chicago Bank of Oak Park and First United Trust Company.


         WILLIAM A. CASTELLANO has been a director since 1991. He has been Chairman and founder of both Workspace, Inc. and Worknet, Inc., located in Oakbrook Terrace, Illinois since 1996. Workspace, Inc. provides office furniture to businesses, and Worknet, Inc. provides computer networking services to businesses. In May 2001, Workspace, Inc. was sold to Boise Cascade. He was the founder of, and served as the Chief Executive Officer to Chrysler Systems Leasing from 1977 to 1991.


         ROBERT F. COLEMAN, a director since 1990, is a principal of Robert F. Coleman & Associates, a law firm located in Chicago, Illinois. He concentrates his practice on business and professional litigation.

         WILLIAM A. GOLDSTEIN is the Chief Executive Officer of Lodestar Investment Counsel, LLC, and has over 39 years of experience in the investment industry. Mr. Goldstein was appointed to the Board of Directors of The PrivateBank (Chicago) in January 2003 following completion of the acquisition, and was elected a Director of PrivateBancorp in April 2003. Prior to founding Lodestar in 1989, he was a Principal in the founding of Burton J. Vincent, Chesley & Co. where he served as Executive Vice President and Director. In 1983 the firm was acquired by Prescott, Ball & Turben (a subsidiary of Kemper Corporation). There Mr. Goldstein was Chairman and Director of Prescott Asset Management and President of Selected Special Shares, a publicly traded mutual fund.

         JOHN E. GORMAN has been a director since 1994. Since 1982, Mr. Gorman has been a General Partner of the Jorman Group, a privately-owned organization with diversified business holdings.

         ALVIN J. GOTTLIEB, a director since 1990, is a private investor. Since 1961, Mr. Gottlieb has served in various capacities on the board of directors of Gottlieb Memorial Hospital, located in Melrose Park, Illinois, and he currently holds the position of Vice Chairman.

         JAMES M. GUYETTE has been a director since 1990. Since 1997, he has been President and Chief Executive Officer of Rolls Royce North America, Inc. Mr. Guyette served as Executive Vice President of UAL Corporation from 1985 to 1995 when he retired after more than 25 years of employment with that company. He is currently a director of Rolls-Royce plc (London) and Pembroke Capital (Dublin), and formerly a director of First United Financial Services and United Airlines Employees Credit Union.

         RICHARD C. JENSEN has been a director since January 2000. Mr. Jensen has been a Managing Director of The PrivateBank (Chicago) since November 1999. He became Chairman, Chief Executive Officer and a Managing Director of The PrivateBank (St. Louis) upon its receipt of its banking charter in June 2000. From May 1998 until joining us, Mr. Jensen served as Chairman and Chief Executive Officer of Missouri Holdings, Inc. From March to May 1998, he served as President and Chief Executive Officer of Royal Banks of Missouri. For the previous 18 years, Mr. Jensen served in various executive positions with NationsBank and its predecessor, Boatmen's Bank, in St. Louis.

         PHILIP M. KAYMAN, a director since 1990, has been a senior partner with the law firm of Neal Gerber & Eisenberg in Chicago since the firm's founding in 1986.

         WILLIAM R. LANGLEY, a director since 1989, is a co-founder of PrivateBancorp and The PrivateBank (Chicago). Mr. Langley held the title of Co-Chairman of PrivateBancorp, and was active in day-to-day management of the company until 1995 when he retired. Prior to the formation of PrivateBancorp, Mr. Langley had served as Chief Executive Officer of First United Financial Services, Inc. from 1985 to 1987 and as Chairman from 1987 to 1989. First United, a company that was traded on the Nasdaq National Market, was sold to First Chicago Corporation in 1987. Prior to that, he served as Chairman and President of Oak Park Trust and Savings Bank, where he had been employed since 1973.


         THOMAS F. MEAGHER has been a director since 1996. Mr. Meagher has been the Chairman of Howell Tractor and Equipment Co., a distributor of heavy equipment located in Elk Grove Village, Illinois, since 1980. He has had an extensive career in the transportation industry and currently serves on the Board of Directors of Trans World Airlines, Inc., a New York Stock Exchange company.

         WILLIAM J. PODL has been a director since August 1999. Mr. Podl was an organizer of Towne Square Financial Corporation, which was purchased by PrivateBancorp in August 1999. Mr. Podl founded Doran Scales, Inc. in 1976, and is currently Chairman and Chief Executive Officer of that company.

         MICHAEL B. SUSMAN has been a director since 1990. He has been a partner in the law firm of Spitzer, Addis, Susman & Krull, located in Chicago, Illinois, since 1974 and President of Henry R. Ferris & Company Genealogical Researcher since 1987.

         GARY S. COLLINS has been Co-Vice Chairman of The PrivateBank (Chicago) since 2001 and a Managing Director since 1991. He manages our downtown Chicago headquarters and, as a specialist in real estate lending, Mr. Collins has spent more than 20 years managing diverse real estate transactions and the full range of mortgage financing. Before joining the bank in 1991, he held senior positions at several Chicago metropolitan area financial institutions, including First Chicago Bank of Oak Park, First Colonial Bancshares and Avenue Bank of Oak Park.

         DENNIS L. KLAESER was named Chief Financial Officer of PrivateBancorp and chief financial officer and managing director of The PrivateBank (Chicago) on April 1, 2003. Prior to joining the company, Mr. Klaeser was a senior research analyst with Robert W. Baird & Co. since mid-2002. From 2000 until mid-2002, he was managing director and head of the US Financial Institutions Group at Andersen Corporate Finance, a division of Arthur Andersen LLP. From 1994 until 1999, Mr. Klaeser served in various capacities at First Union Securities (previously EVEREN Securities), including managing director of EVEREN's financial institutions group from 1997 until 1999, and following First Union's acquisition of EVEREN, as managing director of the bank group from 1999 until 2000.


         HUGH H. MCLEAN has been Co-Vice Chairman of The PrivateBank (Chicago) since 2001 and a Managing Director since 1996. He serves as head of The PrivateBank (Chicago) suburban offices. Prior to joining the bank, he served as a regional manager with Firstar Bank Illinois and its predecessor from 1990 to 1996, and as head of a commercial banking division at American National Bank and Trust Company in Chicago from 1987 to 1990, where he was employed from 1980 to 1990.

         KATHLEEN M. JACKSON has been a Managing Director and Senior Trust Officer of The PrivateBank (Chicago) since September 2002. Ms. Jackson began her career in 1978 in the insurance industry and in the mid-1980's worked in a variety of entrepreneurial endeavors advising financial services companies on marketing and sales strategies. In 1993, she joined Experian, a lending provider of direct marketing resources, as director of marketing. Two years later she joined Bank One Investment Management Company, Chicago (formerly First Chicago NBD Investment Management Company) as national sales manager and was promoted to senior managing director of product management in 1998.

In 1999, she joined The Chicago Trust Company, then a wholly owned subsidiary of Alleghany Asset Management as senior vice president.

         JAMES A. RUCKSTAETTER has been a Managing Director and the Chief Credit Officer of The PrivateBank (Chicago) since 1999. His diverse experience includes credit and loan administration, commercial lending and residential real estate lending. Mr. Ruckstaetter's career spans 30 years including various executive positions with leading Chicago area financial institutions. From January 1998 until June 1999, he was President and CEO of Pan American Bank, a community bank on the west side of Chicago. From September 1994 to December 1997, Mr. Ruckstaetter served as a Senior Relationship Manager at Bank of America.

                             PRINCIPAL STOCKHOLDERS

         The table below sets forth the beneficial ownership of our common stock as of April 21, 2003, by each person we know to beneficially own 5% or more of the common stock, each of our directors, the executive officers named individually herein and all of our directors and executive officers as a group.


                                                                                             TOTAL
                                                                             CURRENTLY     AMOUNT OF          TOTAL
                                                COMMON       RESTRICTED     EXERCISABLE    BENEFICIAL      PERCENTAGE
                                                STOCK          STOCK         OPTIONS     OWNERSHIP(1)    OWNERSHIP(1)
                                                ------       ----------     -----------  ------------    -------------
DIRECTORS
Ralph B. Mandell**......................        460,338(2)    24,900(3)      68,925         554,163          7.08%
Donald L. Beal..........................         23,946(4)        --         26,100          50,046             *
Naomi T. Borwell........................        281,280           --             --         281,280          3.62
William A. Castellano...................        268,680(5)        --             --         268,680          3.46
Robert F. Coleman.......................         46,200(6)        --         28,980          75,180             *
William A. Goldstein**..................        223,169           --             --         223,169          2.88
John E. Gorman..........................         87,360           --         12,240          99,600          1.28
Alvin J. Gottlieb.......................        170,760           --             --         170,760          2.20
James M. Guyette........................         39,380           --         12,240          51,620             *
Richard C. Jensen**.....................         30,084(7)     7,800(8)       7,500          45,384             *
Philip M. Kayman........................         34,560           --         23,220          57,780             *
William R. Langley......................        204,960           --         45,300         250,260          3.21
Thomas F. Meagher.......................         47,580           --          3,240          50,820             *
William J. Podl.........................         56,334           --             --          56,334             *
Michael B. Susman.......................         42,570           --         15,615          58,185             *
                                              ---------       ------        -------       ---------         -----
   Total Directors (15) persons               2,017,201       32,700        243,360       2,293,261         28.65%
                                              =========       ======        =======       =========         =====


NON-DIRECTOR EXECUTIVE OFFICERS
Dennis L. Klaeser.......................             --           --             --              --             *
Gary S. Collins.........................         86,514(8)    12,000(3)      28,200         126,714          1.63
Hugh H. McLean..........................        122,076       12,900(9)      18,600         153,576          1.97
Kathleen M. Jackson.....................          3,521           --             --           3,521             *
James A. Ruckstaetter...................         11,908        6,000          7,375          25,283             *
                                              ---------       ------        -------       ---------         -----
   Total Directors and Executive
      Officers (20) persons                   2,241,220       63,600        297,535       2,602,355         32.29%
                                              =========       ======        =======       =========         =====

---------------------------
*  Less than 1%
** Denotes person who serves as a director and who is also an executive officer.
(1) Beneficial ownership is determined in accordance with SEC Rule 13d-3 promulgated under the Securities Exchange Act of 1934.
(2) Includes 34,500 shares held by Mr. Mandell's spouse. Mr. Mandell's business street address is c/o The PrivateBank and Trust Company, Ten North Dearborn, Chicago, Illinois 60602.
(3) Shares vest at various dates between 2003 and 2006, and are subject to forfeiture until such time as they vest.
(4)      Includes 13,296 shares held by Mr. Beal's spouse and children.
(5) Includes 21,000 shares held by Mr. Castellano's children and 15,000 shares held by WMC Investment Ltd. Partnership.
(6) Includes 1,200 shares held by Mr. Coleman's spouse and 4,800 shares held by the Robert F. Coleman & Associates Retirement Savings Plan of which Mr. Coleman is a participant.
(7)      Includes 10,084 shares held by Mr. Jensen's spouse.
(8)      Includes 6,630 shares held by Mr. Collins' spouse.
(9) Shares vest at various dates between 2003 and 2006, and are subject to forfeiture until such time as they vest.

                                  UNDERWRITING

         Subject to the terms and conditions of an underwriting agreement, the underwriters named below, for whom Legg Mason Wood Walker, Incorporated is acting as representative, have severally agreed to purchase from us, and we have agreed to sell to them, an aggregate of 1,500,000 shares of common stock in the amounts set forth opposite each underwriter's name below:

                                                                                        NUMBER OF
          UNDERWRITERS                                                                   SHARES
          ------------                                                                   ------
        Legg Mason Wood Walker, Incorporated.................................
        Raymond James & Associates, Inc......................................
        Stifel, Nicolaus & Company, Incorporated.............................
        Fahnestock & Co. Inc. ...............................................           ---------
           Total.............................................................           1,500,000
                                                                                        =========

         The underwriting agreement provides that the obligations of the underwriters are subject to various conditions contained in the underwriting agreement. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or, in certain cases, that the underwriting agreement may be terminated. The nature of the underwriters' obligation is such that they are committed to purchase and pay for all of the shares of common stock (other than those covered by the over-allotment option discussed below) if any are purchased.

         We have granted the underwriters an option to purchase up to 225,000 additional shares of common stock at the same price per share to be paid by the underwriters for the other shares of common stock being offered. This option is exercisable from time to time for 30 days after the date of this prospectus, but may be exercised by the underwriters only to cover any over-allotments. If the underwriters elect to purchase any of the shares of common stock under this option, each underwriter will be committed to purchase the additional shares of common stock in approximately the same proportion allocated to them in the table above.


         At our request, the underwriters have reserved up to 100,000 shares of our common stock offered by this prospectus for sale to our directors and officers at the public offering price set forth on the cover page of this prospectus. These persons must commit to purchase from an underwriter or selected dealer no later than the close of business on the day following the date of this prospectus. The number of shares available for sale to the general public will be reduced to the extent these persons purchase the reserved shares. Any reserved shares purchased by our directors or executive officers will be subject to the lock-up agreements described on the following page. We are not making loans to these executive officers or directors to purchase such shares.


         The following table shows the public offering price, underwriting discount and proceeds to us before and after expenses. Certain expenses of the underwriters that are reimbursable by us are not included in the table. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.


                                                             PER SHARE         WITHOUT OPTION         WITH OPTION
                                                             ---------         --------------         -----------

Public offering price...............................         $                 $                      $
Proceeds, before expenses...........................
Underwriting discount...............................
Net proceeds to PrivateBancorp, Inc.................

         The underwriters will initially offer the shares of common stock to the public at the price stated on the cover page of this prospectus. The underwriters may offer shares of common stock to selected dealers at the public offering prices less a concession of up to $ per share. Those dealers may reallow a concession not in excess of $ per share to other brokers and dealers. After the commencement of the offering of the shares, the underwriters may change the offering price, concession, discount and other selling terms.

         In connection with the offering, the underwriters and their affiliates may engage in transactions, effected in accordance with the Securities and Exchange Commission's Regulation M, that are intended to stabilize, maintain or otherwise affect the market price of the common stock. These transactions may include over-allotment or other mechanisms through which the underwriters create a selling syndicate short position by selling more shares of common stock than the underwriters are committed to purchase. The underwriters may elect to cover any short position by purchasing common stock in the open market or by exercising the over-allotment option. The underwriters also may bid for, and purchase, the common stock, including at a price above that which might otherwise prevail in the open market for the purpose of preventing or retarding a decline in the market price of the common stock. The underwriters may impose penalty bids under which selling concessions allowed to syndicate members or other dealers participating in the offering are reclaimed if shares of common stock previously distributed in the offering are repurchased by the underwriters. Any of these transactions may maintain or stabilize the price for the common stock at a level above that which might otherwise prevail in the open market. Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the market price of the common stock. The underwriters are not required to engage in any of these transactions and, if and when commenced, may discontinue them at any time without notice. The underwriters may effect these transactions on the Nasdaq National Market or elsewhere.

         The underwriters and selling group members may engage in passive market making transactions in the common stock in accordance with Rule 103 of Regulation M. In general, a passive market maker may not bid for or purchase shares of common stock at a price that exceeds the highest independent bid. In addition, the net daily purchases made by any passive market maker generally may not exceed 30% of its average daily trading volume in the common stock or 200 shares, whichever is greater. A passive market maker's bid size may not exceed the minimum quotation size for the common stock or the market maker's remaining purchase capacity, whichever is less. A passive market maker must identify passive market making bids as such on the Nasdaq electronic inter-dealer reporting system. Passive market making may stabilize or maintain the market price of the common stock above independent market levels. Underwriters and dealers are not required to engage in passive market making and, if and when commenced, may end any passive market making activities at any time.

         We have agreed to indemnify the underwriters against liabilities arising from the offering of the shares of common stock, including civil liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in connection with those liabilities.


         We have agreed that, without the prior consent of the underwriters, we will not directly or indirectly sell or otherwise dispose of or offer to sell any shares or sell or grant any rights, options, warrants or securities convertible for shares for a period of 180 days after the effective date of the registration statement of which this prospectus is a part, except for the shares sold to the underwriters, option grants and shares issued upon option exercises, and shares granted under our existing employee benefit plans and shares issued in a merger or similar transaction, if any. All of our executive officers and directors, whose beneficial ownership is shown in the table on page 26, have agreed that, without the prior written consent of the underwriters, they will not directly or indirectly sell or otherwise dispose of or offer or contract to sell any shares or any securities convertible into or excisable for, shares owned of record or beneficially by them for a period of 180 days after the effective date of the registration statement of which this prospectus is a part. There are currently no agreements or understandings between the underwriters and any party regarding the release of shares from these lock-up arrangements and the underwriters will consider waivers to the lock-up agreements on a case-by-case basis.

         Certain of the underwriters and their affiliates have provided in the past and may provide in the future investment banking services for us or our affiliates for which they have received or would expect to receive customary fees and commissions. Keefe, Bruyette & Woods, Inc. ("KBW"), a firm that is expected to participate as a member of the underwriting syndicate, provided financial advisory services and rendered a fairness opinion in connection with our acquisition of Lodestar in 2002. KBW holds the $5.0 million subordinated note that it acquired from a third party that we issued in connection with the bank acquisition that we completed in February 2000. The note is payable in full on or before February 11, 2007. The interest on the note is reset each quarter based on a LIBOR-based rate. Legg Mason, Stifel, Nicolaus and Fahnestock are currently market makers in our common stock on the Nasdaq National Market.

                                  LEGAL MATTERS

         Certain legal matters relating to the common stock offered by this prospectus have been passed upon for us by Vedder, Price, Kaufman & Kammholz, Chicago, Illinois. Certain legal matters in connection with this offering will be passed upon for the underwriters by Barack Ferrazzano Kirschbaum Perlman & Nagelberg LLC, Chicago, Illinois.

                                     EXPERTS

         Our consolidated financial statements as of December 31, 2001 and for each of the three years in the period ended December 31, 2001, incorporated by reference in this prospectus, have been audited by Arthur Andersen LLP, independent auditors, as stated in their reports appearing therein. Arthur Andersen LLP has not consented to the inclusion of their report in this prospectus, and we have dispensed with the requirement to file their consent in reliance upon Rule 437a of the Securities Act of 1933. Because Arthur Andersen LLP has not consented to the inclusion of its report in this prospectus, you will not be able to recover against Arthur Andersen LLP under Section 11 of the Securities Act for any untrue statements of a material fact contained in the financial statements audited by Arthur Andersen LLP or any omissions to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

         Our consolidated financial statements as of and for the period ending December 31, 2002 included in our Annual Report on Form 10-K for the year ended December 31, 2002 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included in our Annual Report and incorporated by reference in this prospectus. These consolidated financial statements are incorporated by reference in this prospectus in reliance upon the report given on the authority of Ernst & Young LLP as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

         This prospectus is a part of a Registration Statement on Form S-3 that we filed with the SEC under the Securities Act of 1933. This prospectus does not contain all the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the securities offered by this prospectus, reference is made to the registration statement, including the exhibits to the registration statement and the documents incorporated by reference.

         We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our filings are available to the public over the Internet at the SEC's website at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. Our SEC filings are also available on our web site at http://www.privatebankandtrust.com, and at the office of the Nasdaq National Market. For further information on obtaining copies of our public filings at the Nasdaq National Market, you should call (212) 656-5060.

                       DOCUMENTS INCORPORATED BY REFERENCE

         We "incorporate by reference" into this prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus.

         Some information contained in this prospectus updates the information incorporated by reference and some information that we file subsequently with the SEC will automatically update this prospectus. We incorporate by reference the documents listed below:


         o our Annual Report on Form 10-K for the year ended December 31, 2002, filed with the SEC on March 7, 2003 (File No. 0-25887);

         o our Quarterly Report on Form 10-Q for the period ended March 31, 2003, filed with the SEC on May 14, 2003 (File No. 0-25887);

         o our Current Report on Form 8-K filed with the SEC on January 3, 2003 (File No. 0-25887);

         o our Current Report on Form 8-K filed with the SEC on January 21, 2003 (File No. 0-25887);

         o our Current Report on Form 8-K filed with the SEC on February 27, 2003 (File No. 0-25887);

         o our Current Report on Form 8-K filed with the SEC on March 24, 2003 (File No. 0-25887);

         o our Current Report on Form 8-K filed with the SEC on April 21, 2003 (File No. 0-25887); and

         o the description of our Common Stock contained in our Registration Statement on Form 8-A, as amended dated April 28, 1999 (File No. 0-25887).


         We also incorporate by reference any filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the initial filing of the registration statement that contains this prospectus and before the time that all of the shares offered by this prospectus are sold.

         You may request, either orally or in writing, and we will provide, a copy of these filings at no cost by contacting Lisa M. O'Neill, our Director of Financial Reporting, at the following address and phone number:

                              PrivateBancorp, Inc.
                            Ten North Dearborn Street
                             Chicago, Illinois 60602
                                 (312) 683-7100

                                1,500,000 SHARES



                           [PRIVATEBANCORP, INC. LOGO]



                                  COMMON STOCK



                                  _____________

                                   PROSPECTUS
                                  _____________


 LEGG MASON WOOD WALKER
      INCORPORATED

                       RAYMOND JAMES

                                   STIFEL, NICOLAUS & COMPANY
                                          INCORPORATED

                                                           FAHNESTOCK & CO. INC.



                                     , 2003

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The following table sets forth the various expenses payable in connection with the sale and distribution of the securities being registered, other than underwriting discounts and commissions. All of the amounts shown are estimates, except for the SEC registration fee, the NASD and the Nasdaq National Market filing fees. We do not expect our expenses in connection with this offering to exceed $________.

SEC registration fee...........................     $ *
NASD filing fee................................       *
Nasdaq listing fee.............................       *
Printing expenses..............................       *
Legal fees and expenses........................       *
Accounting fees and expenses...................       *
Blue Sky fees and expenses.....................       *
Miscellaneous..................................       *
                                                     -------
   Total.......................................     $ *
                                                     =======

---------------------------
*       To be completed by amendment.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Section 145 of the Delaware General Corporation Law grants each corporation organized thereunder the powers to indemnify any individual made party or threatened to be made party to any threatened, pending or completed action, suit or proceeding because the individual is or was a director, officer, employee or agent of the corporation, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred with respect to an action, suit or proceeding if the individual acted in good faith, and the individual reasonably believed: (a) that the individual's conduct was in the corporation's best interests; (b) that the individual's conduct was at least not opposed to the corporation's best interests; and (c) in the case of any criminal proceeding, that the individual had no reasonable cause to believe the individual's conduct was unlawful. However, there will be limited or no indemnification for directors, officers, employees or agents adjudged to be liable to the corporation where such individuals are parties to any action by or in the right of the corporation.

         Article Ninth of the Company's Amended and Restated Certificate of Incorporation provides as follows:

         NINTH: The Corporation shall indemnify, to the full extent that it shall have power under applicable law to do so and in a manner permitted by such law, any person made or threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or officer of the Corporation against liabilities and expenses reasonably incurred or paid by such person in connection with such action, suit or proceeding. The Corporation may indemnify, to the full extent that it shall have power under applicable law to do so and in a manner permitted by such law, any person made or threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was an employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against liabilities and expenses reasonably incurred or paid by such person in connection with such action, suit or proceeding. The words "liabilities" and "expenses" shall include, without limitation: liabilities, losses, damages, judgments, fines, penalties, amounts paid in settlement, expenses, attorneys' fees and costs. The indemnification provided by this Article NINTH shall not be deemed exclusive of any other rights to which any person indemnified may be entitled under any statute, by-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be such director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such person.

         The Corporation may purchase and maintain insurance on behalf of any person referred to in the preceding paragraph against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under the provisions of this Article NINTH or otherwise.

         For purposes of this Article NINTH, references to "the Corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Article with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

         The provisions of this Article NINTH shall be deemed to be a contract between the Corporation and each director or officer who serves in any such capacity at any time while this Article and the relevant provisions of the General Corporation Law of the State of Delaware or other applicable law, if any, are in effect, and any repeal or modification of any such law or of this Article shall not affect any rights or obligations then existing with respect to any state of facts then or theretofore existing or any action, suit or proceeding theretofore or thereafter brought or threatened based in whole or in part upon any such state of facts.

         For purposes of this Article, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to "serving at the request of the Corporation" shall include any service as a director, officer, employee or agent of the Corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants, or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner not opposed to the best interests of the Corporation.

         Article XI of the Amended and Restated By-Laws of the Company provides as follows:

         Section 11.1 Third-Party Actions. The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, including all appeals (other than an action by or in the right of the Corporation) by reason of the fact that the person is or was a director, officer, employee, or agent of the Corporation, or is or was serving at the request of the Corporation as a director, trustee, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses, including attorneys' fees, judgment, fines, and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit, or proceeding; if the person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or on a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner that he or she reasonably believed to be in or not opposed to the best interests of the Corporation and, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

         Section 11.2 Derivative Actions. The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit, including all appeals, by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee, or agent of the Corporation, or is or was serving at the request of the Corporation as a director, trustee, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses, including attorneys' fees, actually and reasonably incurred by the person in connection with the defense or settlement of the action or suit, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Corporation. However, no indemnification shall be made in respect of any claim, issue, or matter as to which the person is adjudged to be liable for negligence or misconduct in the performance of his or her duty to the Corporation unless and only to the extent that the court of common pleas or the court in which the action or suit was brought determines on application that, despite the adjudication of liability but in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for expenses that the court of common pleas or other court shall deem proper.

         Section 11.3 Rights After Successful Defense. To the extent that a director, trustee, officer, employee, or agent has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to in
Section 11.1 or 11.2 above, or in defense of any claim, issue, or matter in that action, suit, or proceeding, he or she shall be indemnified against expenses, including attorneys' fees, actually and reasonably incurred by him or her in connection with the action, suit, or proceeding.

         Section 11.4 Other Determination of Rights. Unless ordered by a court, any indemnification made under Section 11.1 or 11.2 above, shall be made by the Corporation only as authorized in the specific case on a determination that indemnification of the director, trustee, officer, employee, or agent is proper in the circumstances because he or she has met the applicable standard of conduct set forth in Section 11.1 or 11.2 above. The determination shall be made
(a) by a majority vote of a quorum consisting of directors who were not and are not parties to or threatened with the action, suit, or proceeding; (b) if the described quorum is not obtainable or if a majority vote of a quorum of disinterested directors so directs, by independent legal counsel in a written opinion; (c) by the stockholders; or (d) by the court in which the action, suit, or proceeding was brought.

         Section 11.5 Advances of Expenses. Expenses of each person seeking indemnification under Section 11.1 or 11.2 above, may be paid by the Corporation as they are incurred, in advance of the final disposition of the action, suit, or proceeding, as authorized by the board of directors in the specific case, on receipt of an undertaking by or on behalf of the director, trustee, officer, employee, or agent to repay the amount if it is ultimately determined that he or she is not entitled to be indemnified by the Corporation.

         Section 11.6 Nonexclusiveness; Heirs. The indemnification provided by this Article shall not be deemed exclusive of, and shall be in addition to, any other rights to which those seeking indemnification may be entitled as a matter of law or under the Certificate of Incorporation, these By-Laws, any agreement, vote of stockholders, any insurance purchased by the Corporation, or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding that office, and shall continue as to a person who has ceased to be a director, trustee, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of that person.

         The effect of the foregoing provisions of the Delaware General Corporation Law, the Company's Amended and Restated Certificate of Incorporation and Amended and Restated By-laws would be to permit such indemnification of officers and directors by the Company for liabilities arising under the Securities Act of 1933.


         We have entered into indemnification agreements with our directors and executive officers to indemnify them against certain liabilities. Consistent with the provisions of our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws, under the terms of the agreements, we will indemnify our directors and executive officers to the fullest extent permitted under applicable law against all expenses, liabilities and losses incurred in connection with any legal proceeding brought against any of them by reason of their status as directors, officers, employees, agents or fiduciaries of the company. The expenses, liabilities and losses which we are obligated to pay may include judgments, fines and amounts paid in settlement of such legal proceedings by our directors and executive officers so long as they acted in good faith and in a manner which they reasonably believed was in the best interests of the Company.


         The Company has purchased $25 million of insurance policies which insure the Company's directors and officers against liability which they may incur as a result of actions taken in such capacities. In addition, the Company maintains trust errors and omissions coverage up to a limit of $25 million.

         Under its agreement with the Underwriters, the Company has agreed to indemnify the Underwriters against certain civil liabilities under the Securities Act.

ITEM 16.  EXHIBITS

1.1      Form of Underwriting Agreement for Securities.*


3.1 Amended and Restated Certificate of Incorporation of PrivateBancorp, Inc., as amended (filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 000-25887) and incorporated herein by reference).

3.2 Amended and Restated By-laws of PrivateBancorp, Inc. (filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 000-25887) and incorporated herein by reference).

4.1 Subordinated Note of PrivateBancorp, Inc. dated February 11, 2000, principal amount of $5.0 million due February 11, 2007 (filed as an exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1999 (File No. 000-25887) and incorporated herein by reference).

4.2 Certain instruments defining the rights of the holders of long-term debt of the Corporation and its subsidiaries, none of which authorize a total amount of indebtedness in excess of 10% of the total assets of the Corporation and its subsidiaries on a consolidated basis, have not been filed as exhibits. The Corporation hereby agrees to furnish a copy of any of these agreements to the Commission upon request.

5.1      Opinion of Vedder, Price, Kaufman & Kammholz regarding legality.+

23.1     Consent of Ernst & Young LLP.

23.2     Consent of Vedder, Price, Kaufman & Kammholz (included in Exhibit
         5.1).

24.1     Power of Attorney.+

---------------------------
*       To be filed by amendment.
+       Previously filed.


ITEM 17.  UNDERTAKINGS

         (a) We hereby undertake that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         (c)(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

         (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois, on this 2nd day of June, 2003.


                                    PRIVATEBANCORP, INC.


                                    By: /s/ Ralph B. Mandell
                                       -----------------------------------------
                                       Ralph B. Mandell
                                       Chairman, President and
                                       Chief Executive Officer



         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons on the 2nd day of June, 2003 in the capacities indicated.

                   SIGNATURE                                                        TITLE
                   ---------                                                        -----
              /s/ Ralph B. Mandell
__________________________________________________                    Chairman, President and Chief Executive
                  Ralph B. Mandell                                                    Officer

              /s/ Dennis L. Klaeser
__________________________________________________
                  Dennis L. Klaeser                                           Chief Financial Officer

               /s/ Lisa M. O'Neill
__________________________________________________
                   Lisa M. O'Neill                                                  Controller

               /s/ Donald L. Beal*
__________________________________________________
                   Donald L. Beal                                                    Director

              /s/ Naomi T. Borwell*
__________________________________________________
                  Naomi T. Borwell                                                   Director

            /s/ William A. Castellano*
__________________________________________________
                William A. Castellano                                                Director

              /s/ Robert F. Coleman*
__________________________________________________
                  Robert F. Coleman                                                  Director

               /s/ John E. Gorman*
__________________________________________________
                   John E. Gorman                                                    Director

            /s/ William A. Goldstein*
__________________________________________________
                William A. Goldstein                                                 Director

              /s/ Alvin J. Gottlieb*
__________________________________________________
                  Alvin J. Gottlieb                                                  Director


                                       S-1

                   SIGNATURE                                                        TITLE
                   ---------                                                        -----

              /s/ James M. Guyette*
__________________________________________________
                  James M. Guyette                                                   Director

              /s/ Richard C. Jensen*
__________________________________________________
                  Richard C. Jensen                                                  Director

              /s/ Philip M. Kayman*
__________________________________________________
                  Philip M. Kayman                                                   Director

             /s/ William R. Langley*
__________________________________________________
                 William R. Langley                                                  Director

              /s/ Thomas F. Meagher*
__________________________________________________
                  Thomas F. Meagher                                                  Director

               /s/ William J. Podl*
__________________________________________________
                   William J. Podl                                                   Director

              /s/ Michael B. Susman*
__________________________________________________
                  Michael B. Susman                                                  Director

*  Signed pursuant to power of attorney


By:  /s/ Ralph B. Mandell
     ____________________________________________
     Ralph B. Mandell
     Attorney-in-fact


                                  EXHIBIT LIST

1.1      Form of Underwriting Agreement for Securities.*

3.1 Amended and Restated Certificate of Incorporation of PrivateBancorp, Inc., as amended (filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 000-75887) and incorporated herein by reference).

3.2 Amended and Restated By-laws of PrivateBancorp, Inc. (filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 000-25887) and incorporated herein by reference).

4.1 Subordinated Note of PrivateBancorp, Inc. dated February 11, 2000, principal amount of $5.0 million due February 11, 2007 (filed as an exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1999 (File No. 000-25887) and incorporated herein by reference).

4.2 Certain instruments defining the rights of the holders of long-term debt of the Corporation and its subsidiaries, none of which authorize a total amount of indebtedness in excess of 10% of the total assets of the Corporation and its subsidiaries on a consolidated basis, have not been filed as exhibits. The Corporation hereby agrees to furnish a copy of any of these agreements to the Commission upon request.

5.1      Opinion of Vedder, Price, Kaufman & Kammholz regarding legality.+

23.1     Consent of Ernst & Young LLP.

23.2     Consent of Vedder, Price, Kaufman & Kammholz (included in Exhibit
         5.1).

24.1     Power of Attorney.+

---------------------------
*       To be filed by amendment.
+       Previously filed.